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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 11-K




         (Mark One)

   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1994

                                       OR

   [   ] TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition  period from                 to


   Commission file number 1-170-2

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        AMOCO FABRICS AND FIBERS COMPANY

                               401(K) SAVINGS PLAN

                         900 Circle 75 Parkway, Suite 550
                             Atlanta, GA 30339-3098

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMOCO CORPORATION
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                             Telephone 312-856-6111

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                               SIGNATURE

   The Plan.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   AMOCO FABRICS AND FIBERS COMPANY

                                   401(k) SAVINGS PLAN

                                   By Amoco Fabrics and Fibers Company
                                   Plan Administrator



   Date:                                By        F. G. Andrusko
   June 12, 1995                                Frank G. Andrusko
                                                  President


                                    2.
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                      REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors of Amoco Fabrics and Fibers Company

   In our opinion, the accompanying statement of financial position (with fund information) and the related statement of income, expenses, and changes in plan equity (with fund information) present fairly, in all material respects, the financial position of the Amoco Fabrics and Fibers Company 401(K) Savings Plan at December 31, 1994, and the results of its operations and the changes in its plan equity for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Fabrics and Fibers Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial position (with fund information) and statement of income, expenses, and changes in plan equity (with fund information) is presented for purposes of additional analysis rather than to present the financial position and the income, expenses and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



   PRICE WATERHOUSE LLP

   Chicago, Illinois
   June 12, 1995










                                       3.
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                        AMOCO FABRICS AND FIBERS COMPANY

                               401(k) SAVINGS PLAN


                         STATEMENT OF FINANCIAL POSITION
                             (WITH FUND INFORMATION)


                                                       December 31, 1994
                                                     (thousands of dollars)

    ASSETS


    Investments:
     Amoco Stock Fund                                           $  3,144
     Equity Index Fund                                               922
     Money Market Fund                                               479
     Balanced Fund                                                 1,021
        Total investments                                          5,566
     Participant loans receivable                                    183
        Total assets                                            $  5,749


    LIABILITIES AND PLAN EQUITY


    Plan equity                                                 $  5,749
        Total liabilities and plan equity                       $  5,749


        The accompanying notes are an integral part of these statements.



                                       4.
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                        AMOCO FABRICS AND FIBERS COMPANY

                               401(K) SAVINGS PLAN


            STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                      (WITH FUND INFORMATION) (Page 1 of 2)
                      For the year ended December 31, 1994
                             (thousands of dollars)

                                              Amoco     Equity     Money
                                              Stock      Index    Market
                                               Fund      Fund      Fund
   Additions of assets attributed to:
     Employee contributions                  $ 1,201   $   710    $   428
     Employer contributions                    1,191        --         --
     Rollover contributions                      700       283         70
     Forfeitures (net)                           (10)       --         --
     Realized gains (losses) on
       sales of investments                        1         1         --
     Change in unrealized
       appreciation (depreciation) in
       fair value of investments                  96        (6)        --
     Interest and dividends                       61         9          9
     Participant loans (net)                     (65)      (49)       (18)
     Interfund transfers (net)                    17         2         (1)

       Total additions                         3,192       950        488

   Deductions of assets attributed to:

     Administrative expenses                      --        --         --
     Distributions to participants               (48)      (28)        (9)

       Total deductions                          (48)      (28)        (9)

   Net increase in plan
     equity during the year                    3,144       922        479

   Net assets available for plan benefits:

     Beginning of year                            --        --         --

     End of year                             $ 3,144   $   922    $   479



             The  accompanying   notes  are   an  integral  part   of  these
             statements.

                                       5.
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                        AMOCO FABRICS AND FIBERS COMPANY

                               401(K) SAVINGS PLAN


            STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                      (WITH FUND INFORMATION) (Page 2 of 2)
                      For the year ended December 31, 1994
                             (thousands of dollars)

                                                         Cash
                                                    Disbursements
                                                     Account and
                                         Balanced    Participant
                                           Fund         Loans         Total
   Additions of assets attributed to:
     Employee contributions              $   822          $    --   $  3,161
     Employer contributions                   --               --      1,191
     Rollover contributions                  294               --      1,347
     Forfeitures (net)                        --               10         --
     Realized gains (losses) on
       sales of investments                   (1)              --          1
     Change in unrealized
       appreciation (depreciation) in
       fair value of investments             (23)              --         67
     Interest and dividends                   23                2        104
     Participant loans (net)                 (50)             182         --
     Interfund transfers (net)               (18)              --         --

       Total additions                     1,047              194      5,871

   Deductions of assets attributed to:

     Administrative expenses                  --              (10)       (10)
     Distributions to participants           (26)              (1)      (112)

       Total deductions                      (26)             (11)      (122)

   Net increase in plan
     equity during the year                1,021              183      5,749

   Net assets available for plan benefits:

     Beginning of year                        --               --         --

     End of year                         $ 1,021          $   183   $  5,749


             The  accompanying   notes  are   an  integral  part   of  these
             statements.


                                       6.
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                        AMOCO FABRICS AND FIBERS COMPANY

                               401(K) SAVINGS PLAN
                   __________________________________________

                          NOTES TO FINANCIAL STATEMENTS

   1.   Description of the Plan:

        Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company 401(K) Savings Plan (the "Plan") effective January 1, 1994. The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. Bankers Trust New York Corporation is the trustee of the Plan (the "Trustee"). The Company reserves the right to amend or terminate the Plan at any time. The Plan was not amended during 1994.

        Under the Plan, participating employees can invest a total of 13 percent of pre-tax earnings. The first three percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are initially invested in the Amoco Stock Fund.

        There were 3,380 participants in the Plan at December 31, 1994. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to offset administrative expenses.

        Trustee fees, brokerage commissions, and other transaction fees and expenses related to the Amoco Stock Fund, the Equity Index Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. During 1994, the trustee fees related to the Amoco Stock Fund were paid by the Company. Administrative expenses for 1994 were paid by the Company, but may be charged to the Plan in future years at the discretion of Company management and in accordance with the terms of the Plan.

        The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: Amoco Stock Fund; Equity Index Fund; Money Market Fund; and Balanced Fund.

                                       7.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   Amoco Stock Fund

        Amoco Stock Fund's primary investment objective is to purchase shares of Amoco Corporation common stock, which have no par value. Amounts not invested in Amoco Corporation stock are held as cash or are used to purchase short-term investments or invest in short-term investment funds of the Trustee. Dividends paid on Amoco Corporation common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco Corporation common stock or to meet the cash demands of the Amoco Stock Fund.

        The percentage of assets of the Amoco Stock Fund in investments other than Amoco Corporation common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. On December 31, 1994, the percentage of investments in Amoco Corporation common stock was 93 percent.

        Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. Participants' balances in the fund are denominated in "units." At December 31, 1994, there were 283,146 units in the fund at a unit value of $11.10. The Directed Trustee of the Amoco Stock Fund is Bankers Trust New York Corporation.

   Equity Index Fund

        Amounts invested in the Equity Index Fund are placed in the Bankers Trust Pyramid Funds, which are managed by Bankers Trust Company. The goal of the fund is to create a portfolio of stocks which will track the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 95-97 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1994, the Equity Index Fund represented 97 percent of the pro rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals. At December 31, 1994 there were 89,826 shares in the fund at a net asset value of $10.36.

                                       8.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   Money Market Fund

        The investment objective of the fund is to provide higher returns than typical money market funds provide while preserving capital. Amounts invested in the Money Market Fund are used to purchase units of the BT Cash Management Fund. Assets of the fund are held in cash or in high quality short term securities, including commercial paper, corporate notes and bonds, banking securities, United States Treasury and Agency securities, collateralized repurchase agreements, asset-backed securities, and foreign currency-denominated debt securities. The portfolio guidelines state that all investments must meet the fund's high credit standards, carrying ratings of A1/P1 or higher. The portfolio's average maturity is maintained at 120 days or less. The manager of the fund, Bankers Trust Company, has the responsibility of purchasing the selection of securities for the fund.

   Balanced Fund

        Amounts invested in the Balanced Fund are used to purchase units of the Bankers Trust Pyramid Asset Management Fund. The goal of the Balanced Fund is to provide the investor with above-average long-term returns while minimizing downside risk through an actively managed portfolio of equity securities, bonds, and money market instruments using targeted portfolio weights and asset policy ranges. The fund's strategic investment allocation is 55 percent stocks, 35 percent bonds, and 10 percent money market instruments. The asset policy ranges identify the limits within which the investment manager, Bankers Trust Company, determines the actual portfolio proportions. These ranges are 40-70 percent for stocks, 25-55 percent for bonds, and 0-25 percent for money market instruments. At December 31, 1994 there were 108,100 shares in the fund at a net asset value of $9.41.

                                       9.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   2.   Summary of Significant Accounting Policies:

        All investments of the funds are stated at fair value as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost (see Note 5).


   3.   Investments:

        The composition of various savings plan funds, reported in thousands of dollars, as of December 31, 1994 was as follows:

                                                                Market

   Amoco Stock Fund
     Amoco Corporation common stock, at market value;          $  2,979
       50,389 shares (cost $2,883)
     Cash equivalents                                               221
     Interest, dividends and other receivables (payables)           (56)
       Total                                                      3,144

   Equity Index Fund
     BT Pyramid Large Capitalization Equity Fund                    915
       at market value; 88,333 shares (cost $921)
     Cash equivalents                                                26
     Interest, dividends and other receivables (payables)           (19)
       Total                                                        922

   Money Market Fund
     Cash equivalents                                               481
     Interest and other receivables (payables)                       (2)
       Total                                                        479

   Balanced Fund
     BT Pyramid Asset Management Fund,                            1,017
       at market value; 108,099 shares (cost $1,040)
     Cash equivalents                                                30
     Interest, dividends and other receivables (payables)           (26)
       Total                                                      1,021

   Total investments                                           $  5,566

                                       10.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

   4.   Participant Loans:

        Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

   5.   Sales, Redemptions and Distributions of Securities:

        The aggregate of income realized from sales, redemptions and distributions of securities in participants' accounts for the year ended December 31, 1994 was as follows:

                                                      Average   Gains/Losses
                                      Proceeds        Cost        Realized
                                             (thousands of dollars)

   Amoco Stock Fund                   $    2,624    $    2,623    $       1
   Equity Index Fund                         941           940            1
   Balanced Fund                           1,079         1,080           (1)
     Total                            $    4,644    $    4,643    $       1

        Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

   6.   Taxes:

        The  Company and the  Trustee believe that the  Plan qualifies under
   Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that the related Trust is exempt from Federal income taxes under Section 501(a) of the Code. On December 14, 1994 the Company filed for a ruling from the Internal Revenue Service that the Plan and Trust, as amended as of the date of such request, qualify under Sections 401(a) and 501(a) of the Code, respectively. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

                                       11.
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                    NOTES TO FINANCIAL STATEMENTS (continued)

        Under current Federal tax law, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant's account until part or all of the participant's account is withdrawn or distributed. Gains and losses on the sale of securities within a participant's account are not reportable for income tax purposes unless withdrawn.

   7.   Unrealized Appreciation on Investments:

        Unrealized appreciation on investments held at December 31, 1994, expressed in thousands of dollars, amounted to $67 and has been reflected in the statement of income, expenses, and changes in plan equity for the period.

   8.   Withdrawals and Forfeitures:

        Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1994, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $122. Disbursements in cash or securities in settlement of such accounts amounted to $112. The difference of $10 represented the total amount of Company contributions forfeited during that period.


                                       12.